ScanHash LLC

Statements of Changes in Members' Equity

For the Years Ended to December 31, 2023 and 2022

(Unaudited)

	Paid In Capital	Retained Earnings	Total Members' Equity
Balance, December 31, 2021	$ -	$ -	$ -
Proceeds from the issuance of common units	26,648		26,648
Net income (loss)		(5,400)	(5,400)
Balance, December 31, 2022	26,648	(5,400)	21,248
Proceeds from the issuance of common units	1,307		1,307
Net loss		(19,000)	(19,000)
Balance, December 31, 2023	$ 27,955	$ (24,400)	$ 3,555